UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F , West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Unaudited Results of Operations

Furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Unaudited) for the Three and Six Months Ended June 30, 2019 and 2018

-

Condensed Consolidated Statements of Financial Position as of June 30, 2019 (Unaudited) and December 31, 2018

-

Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2019 and 2018

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Press Release

On October 31, 2019 the Company issued a press release including a portion of the information contained in this current report. The press release furnished herewith as Exhibit 15.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

15.1

Press Release dated October 31, 2019

2 / 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: October 31, 2019	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Amounts in thousands, except per share data)

		Three Months Ended June 30,			Six Months Ended June 30,
		2018	2019	2019	2018	2019	2019
	Notes	CNY	CNY	US$	CNY	CNY	US$
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	2	—	1,403	204	—	1,403	204
Cost of sales		—	(1,377)	(201)	—	(1,377)	(201)
GROSS PROFIT		—	26	3	—	26	3

Administrative expenses		(1,272)	(1,295)	(188)	(3,287)	(2,933)	(427)
OPERATING LOSS		(1,272)	(1,269)	(185)	(3,287)	(2,907)	(424)

Finance costs		—	(19)	(3)	(3)	(41)	(6)
Interest income		7	—	—	16	4	1
Non-operating expenses, net		(143)	—	—	(286)	—	—
LOSS BEFORE INCOME TAX		(1,408)	(1,288)	(188)	(3,560)	(2,944)	(429)
Income tax expense	6	—	—	—	—	—	—

LOSS FOR THE PERIOD		(1,408)	(1,288)	(188)	(3,560)	(2,944)	(429)

Other comprehensive loss:

Other comprehensive loss that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(101)	(127)	(18)	(95)	(33)	(5)

TOTAL OTHER COMPREHENSIVE LOSS		(101)	(127)	(18)	(95)	(33)	(5)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX		(1,509)	(1,415)	(206)	(3,655)	(2,977)	(434)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:	3

Basic
- Net loss per share		(0.06)	(0.05)	(0.01)	(0.14)	(0.12)	(0.02)

Diluted
- Net loss per share		(0.06)	(0.05)	(0.01)	(0.14)	(0.12)	(0.02)

See notes to condensed consolidated financial statements

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018

(Amounts in thousands)

		December 31,	June 30,	June 30,
		2018	2019	2019
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	4	275	244	36
Right-of-use Assets	1	—	1,192	174

TOTAL NON-CURRENT ASSETS		275	1,436	210

CURRENT ASSETS
Trade receivables		—	297	43
Prepayments		39	57	8
Other receivables		636	647	94
Cash and cash equivalents		6,793	4,386	639

TOTAL CURRENT ASSETS		7,468	5,387	784

TOTAL ASSETS		7,743	6,823	994

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables		100	366	53
Other payables and accrued liabilities		1,639	1,418	207
Taxes payable		16,788	16,788	2,445
Lease liabilities	1	—	1,265	184
Due to a related company	5	4,041	4,747	691
Due to the Shareholder	5	6,973	6,977	1,016

TOTAL CURRENT LIABILITIES		29,541	31,561	4,596

NON-CURRENT LIABILITIES
Lease liabilities	1	—	37	5

TOTAL NON-CURRENT LIABILITIES		—	37	5

TOTAL LIABILITIES		29,541	31,598	4,601

DEFICIENCY IN ASSETS
Issued capital		312,081	312,081	45,448
Reserves		(333,879)	(336,856)	(49,055)

TOTAL DEFICIENCY IN ASSETS		(21,798)	(24,775)	(3,607)

TOTAL LIABILITIES AND EQUITY		7,743	6,823	994

See notes to condensed consolidated financial statements

5 / 15

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Amounts in thousands)

	Six months ended June 30,
	2018	2019	2019
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(4,817)	(2,577)	(374)

INVESTING ACTIVITIES
Proceeds from disposal of Double Grow International Limited	9,377	—	—

NET CASH FLOWS FROM INVESTING ACTIVITIES	9,377	—	—

FINANCING ACTIVITIES
Repayments to related companies	(11,886)	(4)	(1)
Repayments to the Shareholder	(4,875)	—	—
Payments of interest expenses of lease liabilities	—	(37)	(5)
Payments of principal portion of lease liabilities	—	(501)	(73)
Advances from related companies	664	710	103

NET CASH FLOWS (USED IN) /FROM FINANCING ACTIVITIES	(16,097)	168	24

NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,537)	(2,409)	(350)

NET FOREIGN EXCHANGE DIFFERENCE	140	2	—

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	18,878	6,793	989

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,481	4,386	639

See notes to condensed consolidated financial statements.

6 / 15

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

1. BASIS OF PRESENTATION

Basis of consolidation

Management has prepared the accompanying unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2019, and these operating results are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

The condensed consolidated statement of financial position at December 31, 2018 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the annual report on Form 20-F of China Natural Resources, Inc. (“CHNR” or the “Company”) for the year ended December 31, 2018 (the “2018 Annual Report”).

The condensed consolidated financial statements include the accounts of CHNR and those subsidiaries in which CHNR has direct or indirect controlling interests (collectively referred to as the “Group”). The Company’s subsidiaries as of December 31, 2018 are as described in the 2018 Annual Report.

For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY6.8668 as quoted by www.ofx.com as of June 30, 2019, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

Going concern

As of June 30, 2019, the Group had net current liabilities of CNY26.17million (US$3.81 million), and shareholder’s deficiency in assets of CNY24.78 million (US$3.61 million). In view of these circumstances, the Directors have given consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern. The Group has obtained confirmations of continuous financial support from Feishang Group Limited (“Feishang Group” or the “Shareholder”) and Feishang Enterprise Group Limited (“Feishang Enterprise”), entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, which have stated that Feishang Group and Feishang Enterprise would provide continuous financial support to the Group in relation to the going concern of its operations, including payments on debts and will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group. Accordingly, in the opinion of the Directors, it is appropriate for the condensed consolidated financial statements to be prepared on a going concern basis.

Changes in accounting policies

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases - Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model. Lessor accounting under IFRS 16 is substantially unchanged under IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. As the Group is not a lessor, the accounting for leases as a lessor has had no impact to the Group.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at January 1, 2019, and the comparative information for 2018 was not restated and continues to be reported under IAS 17.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

1. BASIS OF PRESENTATION (CONTINUED)

Changes in accounting policies (continued)

New definition of a lease

Under IFRS 16, a contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their standalone prices. A practical expedient is available to a lessee, which the Group has adopted, not to separate non-lease components and to account for the lease and the associated non-lease components (e.g., property management services for leases of properties) as a single lease component.

As a lessee – Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for office buildings. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognize and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying asset). The Group has elected not to recognize right-of-use assets and lease liabilities for (i) leases of low-value assets (e.g., laptop computers and telephones); and (ii) leases, that at the commencement date, have a lease term of 12 months or less.  Instead, the Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Impacts on transition

Lease liabilities at January 1, 2019 were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at January 1, 2019 and included in lease liabilities.

The right-of-use assets for all leases were measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the statement of financial position immediately before January 1, 2019. The Group elected to present the right-of-use assets separately in the statement of financial position.

The Group has used the following elective practical expedients when applying IFRS 16 at January 1, 2019:

•

Used a single discount rate to a portfolio of leases with reasonably similar characteristics

•

Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

•

Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

•

Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

8 / 15

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

1. BASIS OF PRESENTATION (CONTINUED)

Changes in accounting policies (continued)

The impacts arising from the adoption of IFRS 16 as at January 1, 2019 are as follows:

Increase
CNY
(Unaudited)
Assets
Increase in right-of-use assets	1,803

Increase in total assets	1,803

Liabilities
Increase in the non-current portion of lease liabilities	593
Increase in the current portion of lease liabilities	1,210

Increase in total liabilities	1,803

The lease liabilities as at January 1, 2019 reconciled to the operating lease commitments as at December 31, 2018 are as follows:

CNY
(Unaudited)

Operating lease commitments as at December 31, 2018	1,891
Weighted average incremental borrowing rate as at January 1, 2019	4.75%

Discounted operating lease commitments and lease liabilities as at January 1, 2019	1,803

Summary of new accounting policies

The accounting policy for leases as disclosed in the annual financial statements for the year ended December 31, 2018 is replaced with the following new accounting policies upon adoption of IFRS 16 from January 1, 2019:

Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

1. BASIS OF PRESENTATION (CONTINUED)

Changes in accounting policies (continued)

Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.  After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in future lease payments arising from a change in an index or rate, a change in the lease term, a change in the in-substance fixed lease payments or a change in assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of certain offices and apartments for employees (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). The Group also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below CNY35,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgment in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

Amounts recognized in the interim condensed consolidated statements of financial position and profit or loss

The carrying amounts of the Group’s right-of-use assets and lease liabilities, and the movement during the period are as follows:

	Right-of-use assets
	Building	Total	Lease liabilities
	CNY	CNY	CNY

As at January 1, 2019	1,803	1,803	1,803

Addition	—	—	—
Depreciation expense	(611)	(611)	—
Interest expense	—	—	37
Payments	—	—	(538)

As at June 30, 2019	1,192	1,192	1,302

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

2. REVENUE

	Six months ended June 30,
	2018	2019	2019
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue from contracts with customers
Sale of copper ores	—	1,403	204

(i)    Disaggregated revenue information

	Six months ended June 30,
	2018	2019	2019
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Type of goods
Sale of copper ores	—	1,403	204

Geographic market
Mainland China	—	1,403	204

Timing of revenue recognition
Goods transferred at a point in time	—	1,403	204

(ii)   Performance obligations

Information about the Group’s performance obligations is summarized below:

Sale of copper ores

The performance obligation is satisfied upon delivery of the copper ores and payment is generally due within 30 days from delivery.

3. LOSS PER SHARE

Basic loss per share amounts are calculated using the weighted average number of 24,910,916 (June 30, 2018: 24,910,916) common shares outstanding during the period. The Company did not have any potentially dilutive issuances during the six months ended June 30, 2018 and 2019. Accordingly, the diluted loss per share amounts are the same as the basic loss per share amounts.

4. PROPERTY, PLANT AND EQUIPMENT

	December 31,	June 30,	June 30,
	2018	2019	2019
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

At cost:
Buildings	43	43	7
Machinery and equipment	889	891	130
Motor vehicles	279	279	40
Accumulated depreciation, depletion and amortization	(936)	(969)	(141)
	275	244	36

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share data)

5. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in these condensed financial statements, the Group had the following transactions with related parties during the period.

(a)

Commercial transactions with related companies are summarized as follows:

		Six months ended June 30,
		2018	2019	2019
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

CHNR’s share of office rental, rates and others to Anka Consultants Limited (“Anka”)	i	(686)	(748)	(109)
Shenzhen Feishang Management and Consulting Co., Limited's share of office rental to Feishang Enterprise	ii	(83)	(83)	(12)
		(769)	(831)	(121)

(i)

Represents payments to Anka, a private Hong Kong company that is owned by two Directors of the Company, pursuant to an office sharing agreement.

(ii)

Represents payments to Feishang Enterprise, a company controlled by Mr. Li Feilie, the Company’s principal beneficial owner, pursuant to the office sharing agreement.

(b)	Balances with related companies and the Shareholder:

The Company’s balances with related companies are unsecured and non-interest bearing. The related parties and the Shareholder have confirmed their continuous financial support to the Group in relation to the going concern of its operations and that they will not recall any amounts due to them, including lease liabilities due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group. The balances are summarized as follows:

	December 31,	June 30,	June 30,
	2018	2019	2019
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)
Current:
Payable to a related company:
Feishang Enterprise	4,041	4,747	691

Payable to the Shareholder:
Feishang Group	6,973	6,977	1,016

Lease liabilities to related parties
Feishang Enterprise	—	284	41
Anka	—	1,018	148
	—	1,302	189

6. INCOME TAX EXPENSE

Effective from January 1, 2008, the PRC’s statutory corporate income tax (“CIT”) rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations.

7. SUBSEQUENT EVENTS

The Company has no material subsequent events.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion contains statements that constitute forward-looking statements within the meaning of Federal securities laws. These statements appear in a number of places throughout this report and include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to our policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, uncertainties associated with metal price volatility; uncertainties related to our ability to fund operations; uncertainties associated with our reliance on third-party contractors, uncertainties related to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in our filings with the SEC, including without limitation the information set forth contained in our Annual Reports on Form 20-F under the heading "Risk Factors." While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.

SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2019 totaled CNY1.40 million (US$0.20 million), a 100% increase over the same period of 2018. The sales represent revenues from the recent start-up of copper ore trading by Bayannaoer City Feishang Mining Company Limited (“Bayannaoer Mining”) in 2019.

Sales for the second quarter of 2019 totaled CNY1.40 million (US$0.20 million), a 100% increase over the same period last year. The sales represent revenues from the recent start-up of copper ore trading by Bayannaoer Mining in 2019.

The overall gross profit margin was 1.85% for the six months ended June 30, 2019 and for the three months ended June 30, 2019.

INCOME TAX EXPENSE

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income tax and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

LOSS FOR THE PERIOD

The loss for the six months ended June 30, 2019 decreased by CNY0.62 million (US$0.09 million) from a loss of CNY3.56 million (US$0.52 million) for the six months ended June 30, 2018 to a loss of CNY2.94 million (US$0.43 million) for the six months ended June 30, 2019. The decrease in loss was mainly due to the decrease of travelling expenses in 2019.

The loss for the three months ended June 30, 2019 decreased by CNY0.12 million (US$0.02 million) from CNY1.41 million (US$0.21 million) for the three months ended June 30, 2018 to CNY1.29 million (US$0.19 million) for the three months ended June 30, 2019. The decrease in loss was mainly due to the decrease of travelling expenses in 2019.

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LIQUIDITY AND CAPITAL RESOURCES

The Group’s primary liquidity needs are to fund operating expenses. To date, the Group has financed its working capital requirements primarily through internally generated cash in prior years, non-interest bearing loans from related parties, and funds provided pursuant to the mutual cooperation agreement (the “Cooperation Agreement”) entered into with Bayannaoer Jijincheng Mining Co., Ltd., an unrelated third party. Since the activities of Bayannaoer Mining at the Wulatehouqi Moruogu Tong Mine (“Moruogu Tong Mine”) are in the pre-revenue exploration stage, and copper ore trading operations have only recently commenced, it can be expected that internally generated funds will not be sufficient to sustain operations unless commercial ore production at Moruogu Tong Mine can be justified and sustained. We will continue to incur operating expenses prior to the commencement of revenue-producing mining activities and expect those expenses to continue to be funded through internally generated cash in prior years, non-interest bearing loans from related parties, and funds provided pursuant to the Cooperation Agreement. Feishang Group and Feishang Enterprise have confirmed they will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

Net cash used in operating activities for the six months ended June 30, 2019 was approximately CNY2.58 million (US$0.37 million) as compared to net cash used in operating activities of CNY4.82 million (US$0.70 million) for the corresponding period in 2018. They were mainly caused by the operating losses for the corresponding periods.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	December 31,	June 30,
	2018	2019
	(Audited)	(Unaudited)
Current ratio	0.25x	0.17x
Working capital (CNY'000)	(22,073)	(26,174)

Net cash from investing activities for the six months ended June 30, 2019 was nil, as compared with CNY9.38 million (US$1.37 million) of net cash flow from investing activities for the corresponding period in 2018. The cash inflows from investing activities in 2018 represent the proceeds from disposal of Double Grow International Limited.

Net cash from financing activities for the six months ended June 30, 2019 was CNY0.17 million (US$0.02 million), as compared with CNY16.10 million (US$2.34 million) of net cash used in financing activities for the corresponding period in 2018. The net cash used in financing activities in 2018 is primarily comprised of net cash repaid to related parties.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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EXHIBIT INDEX

Exhibit Number	Description
15.1	Press Release dated October 31, 2019

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